Exhibit 8.1

SUBSIDIARIES OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

The particulars of the Company’s principal subsidiaries as of December 31, 2021 are as follows:

Name of Company	Jurisdiction of Incorporation
Xiamen Airlines Company Limited	PRC

Shantou Airlines Company Limited	PRC

Zhuhai Airlines Company Limited	PRC

Guizhou Airlines Company Limited	PRC

Chongqing Airlines Company Limited	PRC

China Southern Airlines Henan Airlines Company Limited	PRC

China Southern Air Logistics Co., Ltd.	PRC